SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION

OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Stira Alcentra Global Credit Fund

3.	Securities and Exchange Commission File No.: 811-23210

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application                ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

18100 Von Karman Avenue, Suite 500, Irvine, CA 92612

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Owen J. Pinkerton

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, D.C. 20036-3537

202-263-4144

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Records relating to its function as investment adviser and administrator:

Stira Investment Adviser, LLC

18100 Von Karman Avenue, Suite 500

Irvine, CA 92612

949-852-0700

Records relating to its function as investment sub-adviser:

Alcentra NY, LLC

200 Park Avenue

New York, NY 10166

212-922-8240

Records relating to its function as transfer agent:

DST Systems, Inc.

1055 Broadway, 7th Floor

Kansas City, MO 64105

816-435-1000

Records relating to its function as Custodian:

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

617-786-3000

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end               ☒ Closed-end

10.	State law which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

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11.	Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Stira Investment Adviser, LLC

18100 Von Karman Avenue, Suite 500

Irvine, CA 92612

949-852-0700

and

Alcentra NY, LLC

200 Park Avenue

New York, NY 10166

212-922-8240

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Stira Capital Markets Group, LLC

18100 Von Karman Avenue, Suite 500

Irvine, CA 92612

13.	If the fund is a unit investment trust ("UIT") provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes           ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes         ☐ No

If Yes, state the date on which the board vote took place:

December 21, 2018

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If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes          ☐ No

If Yes, state the date on which the shareholder vote took place: May 6, 2019

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐ Yes          ☒ No

(a)	If Yes, list the date(s) on which the fund made those distributions):

(b)	Were the distributions made on the basis of net assets?

☐ Yes         ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☐ Yes         ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes         ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes          ☒ No

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If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes           ☒ No

If No,

(a)	How many shareholders does the fund have as of the date of this form is filed? 0

(b)	Describe the relationship of each remaining shareholders to the fund: As of the date of this filing, Stira Alcentra Global Credit Fund (the “Fund”) does not have any shareholders. The Fund merged with Priority Income Fund, Inc. (“Priority”) and, as a result of the merger, the Fund’s shareholders received Priority common shares in exchange for their Fund shares. The merger with Priority closed on May 10, 2019.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes          ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes         ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes          ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes          ☒ No

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If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$217,600 (estimate)
(ii) Accounting expenses:	$22,000
(iii) Other expenses:
Proxy Expenses:	$23,000
Insurance Expenses:	$88,100
Trustee Expenses:	$94,000
Miscellaneous Expenses:	$82,100 (estimate)
(iv) Total expenses:	$526,800

(b)	How were those expenses allocated? See below.

(c)	Who paid those expenses? Priority, the surviving entity in the merger with the Fund, agreed to pay up to $500,000 of the Fund’s expenses incurred in connection with the merger. With the exception of the insurance expenses, which were borne by the Fund, all of the other merger costs (listed above) were reimbursed by Priority.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes          ☒ No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative processing?

☐ Yes           ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes          ☒ No

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If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Priority Income Fund, Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22725

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A copy of the Agreement and Plan of Merger was filed as Annex A to the definitive Proxy Statement/Prospectus filed by Stira Alcentra Global Credit Fund (File No. 811-23210, SEC Accession No. 0001144204-19-018908), as filed with the Commission on April 9, 2019.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Stira Alcentra Global Credit Fund, (ii) he is an officer of Stira Alcentra Global Credit Fund and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Christopher Hilbert

Christopher Hilbert

Chairman of Board of Trustees and Chief Executive Officer

Stira Alcentra Global Credit Fund

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